UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  Schedule 13G

                    Under the Securities Exchange Act of 1934

                         SENTEX SENSING TECHNOLOGY, INC.
                         -------------------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                    817268105
                                    ---------
                                 (CUSIP Number)

                               September 26, 2006
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_|  Rule 13d-1(b)

         |X|  Rule 13d-1(c)

         |_|  Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for the Reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 8177268105

(1) Name of Reporting Person and I.R.S. Identification No. of Such Person (entities only)(1)

     (a)  Balmoral Financial Services Companies, Inc.

     (b)  View Point Technology, Inc.

     (c)  Rodney Kincaid

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)

     (b)

(3)  SEC Use Only ____________________________________________________

(4) Citizenship or Place of Organization:

     (a)  Ohio, USA

     (b)  Ohio, USA

     (c)  USA

Number of Shares      (5)  Sole Voting Power:                27,000,000
Beneficially Owned
by Each Reporting     (6)  Shared Voting Power:              0
Person with:
                      (7)  Sole Dispositive Power:           27,000,000

                      (8)  Shared Dispositive Power:         0

(9)  Aggregate Amount Beneficially Owned by Each Reporting Person:  27,000,000

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) _______

(11) Percent of Class Represented by Amount in Row (9):  49.67%


___________________________
(1) Joint filing pursuant to Rule 13D-1(k)(1). The record owners of the securities of the Issuer are Balmoral 15,000,000 shares and View Point 12,000,000 shares. This Statement is also being filed on behalf of Balmoral, View Point and Mr. Kincaid who is the controlling officer and director of Balmoral and View Point and may be deemed to share indirect beneficial ownership of the securities which Balmoral and View Point are the record owner.

(12) Type of Reporting Person (See Instructions):

     (a)  CO

     (b)  CO

     (c)  IN

Item 1.  Name and Address of Issuer.

     (a)(b) Name and address of principal executive offices of Issuer:

            SENTEX SENSING TECHNOLOGY, INC.
            1801 East 9th Street
            Cleveland, Ohio 44114


Item 2.

Balmoral Financial Services Companies, Inc.
-------------------------------------------

(a)  Name of person filing:

     Balmoral Financial Services Companies, Inc.

(b)  Residence or Business Address:

     7118 Dublin Road
     Dublin, OH 43017

(c)  Citizenship:

     Ohio, USA

(d)  Title and Class of Securities:

     Common Stock

(e)  CUSIP Number:

     8177268105

View Point Technology, Inc.
---------------------------

(a) Name of person filing:

     View Point Technology, Inc.

(b) Residence or Business Address:

    7118 Dublin Road
    Dublin, OH 4301711

(c) Citizenship:

     Ohio, USA

(d) Title and Class of Securities:

     Common Stock

(e) CUSIP Number:

     817268105

Rodney Kincaid
--------------

(a) Name of person filing:

     Rodney Kincaid

(b) Residence or Business Address:

     7118 Dublin Road
     Dublin, OH 4301711

(c) Citizenship:

     USA

(d) Title and Class of Securities:

     Common Stock

(e) CUSIP Number:

     817268105

Item 3.

         N/A

Item 4.  Ownership.

         (a) Amount beneficially owned: 27,000,000

         (b) Percent of class: 13.5%

         (c) Number of shares as to which the person has:

               (i)  Sole power to vote or to direct the vote: 27,000,000*

               (ii) Shared power to vote or to direct the vote: 0

               (iii) Sole power to dispose or to direct the disposition of:
                     27,000,000*

               (iv) Shared power to dispose or to direct the disposition of: 0

___________________________

* Consists of 15,000,000 shares of Common Stock owned of record by Balmoral and 12,000,000 shares of Common Stock owned of record by View Point.


Item 5-9.  Ownership of Five Percent or Less of a Class

           N/A

Item 10.  Certification

     The following certification shall be included if the statement is filed pursuant to ss.240.13d-1(c):

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of the Reporting Person's knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.


Date: October 19, 2006         BALMORAL FINANCIAL SERVICES COMPANIES, INC.

                               By:      Rodney Kincaid
                                        its President


                                        By:      /s/ Rodney Kincaid
                                                 ------------------
                                                 Rodney Kincaid
                                                 President

                               VIEW POINT TECHNOLOGY, INC.

                                        By: Rodney Kincaid
                                        its President


                                        By:      /s/ Rodney Kincaid
                                                 ------------------
                                                 Rodney Kincaid
                                                 President


                               /s/ Rodney Kincaid
                               ------------------
                               Rodney Kincaid, individually